Golden Bridge Corp.
83 Chrystie Street # 6F
New York, NY 10002

September 22, 2011

Mr. Justin Dobbie
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Golden Bridge Corp. (the “Company”)
Form 10-12(g)
Filed August 11, 2011
File No. 000-54475

Dear Mr. Dobbie:

This letter is in response to the comments contained in the Staff’s letter to the Company, concerning Form 10-12(g) (the “Original Registration Statement”), and dated September 7, 2011 (the “Comment Letter”). We have filed an amendment to the Original Registration Statement (“Amendment No. 1”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

General

1.
Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refilling when you have addressed all of our comments.

RESPONSE:

The Company has chosen to address the Staff’s comments without withdrawing its Form 10. The Company understands that the Original Registration Statement on Form 10 will automatically become effective as of October 10, 2011 and it will be subject to the reporting requirements under Section 13(a) of the Exchange Act upon effectiveness.

2.	We note your use of March 31, 2011 data throughout the registration statement. Please revise the associated disclosure to provide the information as of a more recent date.

RESPONSE:

In response to the Staff’s comments, the Company has updated its financial statements in the Amendment No. 1 and revised the associated disclosure accordingly.

Forward Looking Statements

3.	Please remove the cautionary language regarding investor reliance on forward-looking statements.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

Item 1. Business, page 1

Business of Issuer, page 1

4.	Please revise the first paragraph of this section to quantify and explain the nature of the prepaid expenses.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

5.	Please revise to remove the qualifier “significant” when describing the industry professionals in the third paragraph on page 2.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Form of Acquisition, page 2

6.
Please expand your disclosure in the third full paragraph on page 3 to clarify that there is no guarantee that management will not be able to identify a business combination target for you using its existing contacts and relationships. If true, also disclose here that your sole officer and director has no experience in identifying suitable businesses for such a combination.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure to provide that our sole officer and director has no prior experience in indentifying suitable targets for a business combination; however, he intends to use his existing business contacts and relationships in order to identify a business combination target for us. There is no guarantee that he will be able to identify a business combination target that is suitable for the Company.

7.
Please revise your disclosure here and throughout to estimate the sum required to consummate a business combination, or provide an estimated range based upon the various factors likely to impact the cost of a business combination.

RESPONSE:

The Company refers the Staff to the second paragraph on page 2, the fourth full paragraph on page 3, and the fourth full paragraph on page 4 of the Amendment No. 1. The costs of a business combination vary widely and are based on a variety of factors, and therefore such costs cannot be determined with any level of certainty. Those factors that may determine the costs of a potential business combination include, but are not limited to, the amount of time it takes to complete a business combination, the structure of the transaction, the size, complexity and geographical location of the target company, whether current shareholders of the Company will retain equity in the Company, the scope of the due diligence investigation required, the involvement of the Company’s auditors in the transaction, possible changes in the Company’s capital structure in connection with the transaction, and whether funds may be raised contemporaneously with the transaction.

8.	Please revise to delete the fourth full paragraph on page 3 as it appears to merely repeat the disclosure contained in the paragraph preceding it.

RESPONSE:

In response to the Staff’s comment, the Company has revised this section accordingly.

Item 2. Financial Information, page 4

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 4

9.	Please revise to disclose which stockholders have indicated their intention to advance additional funds to the Company as needed to cover costs.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure to provide that all of our stockholders have indicated their intent to advance additional funds to the Company as needed to cover costs; however, there are no agreements in effect between the Company and our stockholders specifically requiring they provide any funds to the Company.

10.
In light of your competitive advantages, please revise this section to discuss your strategy for successfully identifying and completing business combinations when you will be competing against entities that posses greater financial, technical and managerial capabilities.

RESPONSE:

In response to the Staff’s comment, the Company has revised this section accordingly.

11.
We note that you may consider businesses that are in need of additional funds for expansion or an established business in need of additional capital. Please provide support for how you can provide such additional capital given your limited resources and revise to disclose the challenges and risks likely associated with combining with a business that has such capital requirements.

RESPONSE:

In response to the Staff’s comment, we believe that the public company status that results from a combination with the Company will provide a company in need of additional capital greater access to the capital market, increase its visibility in the investment community, and offer the opportunity to utilize its stock to make acquisitions. In response to the second portion of the Staff’s comment which addresses disclosure related to challenges and risks associated with combing with a business that has such capital requirements, the Company believes that such disclosure is more appropriate in a “Risk Factor” section. As a “smaller reporting company” as defined by Item 10 of Regulation S-K, the Company is not required to provide the risk factors described in Item 503(c) of Regulation S-K and therefore believes a response to this portion of the Staff’s comment is not required.

Item 3. Properties, page 5

12.
We note that there is no agreement to pay any rent in the future for the office space and equipment provided by your sole officer. Please clarify if there is a written agreement to govern the rental relationship, and if so file such agreement as an exhibit. If not, revise to disclose the absence of such written agreement, and that there is no guarantee that the office and equipment will continue to be made available without cost in the future.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure to provide that there is no written agreement to pay any rent in the future for the office space and equipment provided by our sole officer and director and that there is no guarantee that the office and equipment will continue to be made available without cost in the future.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 5

13.
Please include a footnote to the table in which you identify the persons who have or share voting or investment power over the shares held by Noble Up Group Ltd. To the extent such power is shared by Qin Wang and Zhencheng Wang for all 2,000,000 shares, please revise here and elsewhere to clarify that each of them may be deemed the beneficial owners of all 2,000,000.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Item 5. Directors and Executive Officers, page 6

14.	Please provide support for your claim that Mr. Chen’s management experience and business contacts will be a significant asset to the Company as it seeks to carry out its business plan or delete.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

15.
Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that the person should serve as a director of the company. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 7

16.	Please revise to also disclose the sale of 1,000,000 shares to Bao Dan Liang or advise why you believe it is unnecessary.

RESPONSE:

In response to the Staff’s comment, the Company has revised to also disclose the sale of 1,000,000 shares to Bao Dan Liang.

Item 13. Financial Statement and Supplementary Data

Balance Sheets, page F-2

17.	Please revise to disclose what the prepaid assets consist of and the accounting policy for prepaid assets.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Report of Independent Registered Public Accounting Firm, page F-8

18.
Please revise your audit report to identify in the introductory paragraph the audit of the separate Statement of Changes in Stockholder Equity which is included in the basic financial statements presented in the Form 10.

RESPONSE:

In response to the Staff’s comment, our audit report has been revised accordingly.

General

19.
The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement. Specifically, please update the financial statements through June 30, 2011.

RESPONSE:

In response to the Staff’s comment, the Company has updated its financial statements in the Amendment No. 1.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

Golden Bridge Corp.

By: /s/ Michael Chen_________________
      Michael Chen
      President